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                                                                     Exhibit 8.2

                               September 17, 1998

Board of Trustees
Greene County Savings Bank
425 Main and Church Street
Catskill, New York 12414-1317

                               Re:  Mutual Holding Company Formation

Ladies and Gentlemen:

We have been requested to express our opinion with respect to the New York State Franchise Tax on Banking Corporations and the New York State Personal Income Tax consequences associated with the proposed reorganization of Greene County Savings Bank (the "Bank"), a New York-chartered mutual savings bank, into a mutual holding company structure. As part of the reorganization, we understand that the Bank will convert to a New York-chartered stock savings bank ("the Stock Bank"), and Greene County Bancorp, MHC ("Greene County"), a New York-chartered mutual holding company ("MHC") will be formed to own a majority of the common stock of Greene County Bancorp, Inc. a Delaware chartered corporation ("Holding Company"), which will own 100% of the common stock of the Stock Bank

In connection therewith, we have examined the Plan of Reorganization From a Mutual Savings Bank to a Mutual Holding Company and Stock Issuance Plan, which was adopted by the Board of Trustees of the Bank on July 1, 1998 (the "Plan of Reorganization"), and the opinion on federal income tax matters dated September 17, 1998 (the "federal opinion letter") which was issued by Luse Lehman Gorman Pomerenk & Schick.

The New York State Franchise Tax and the New York State personal income tax consequences of the reorganization are consistent with those described in the federal opinion letter. Both taxes adopt federal definitions of taxable income, and contain no express modification which would treat the subject transaction differently for state purposes. Accordingly, there is complete conformity between the federal income tax results of the reorganization stated in the federal opinion letter and the corresponding New York State tax treatment.

The Stock Bank will be subject to the New York State Franchise Tax on Banking Corporations in an annual amount equal to the greater of (i) 9% of "entire net income" allocable to New York State during the taxable year or (ii) the applicable "alternative minimum tax". The alternative minimum tax is generally the greater of (a) 0.01% of the value of assets allocable to New York State, (b) 3% of "alternative entire net income" allocable to New York State, or (c) $250. Entire net income is similar to federal taxable income, subject to certain modifications. The modifications include net operating losses ("NOLs") incurred in taxable years ending before January 1, 2001 (which cannot be carried back or forward), and bad debt reserve additions.


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NOLs incurred in taxable years beginning on or after January 1, 2001 can be carried forward to the succeeding 20 taxable years.

For federal income tax purposes, the Stock Bank will be required to use the specific charge-off method. However, New York State tax law allows thrift institutions such as the Stock Bank to maintain two reserves for losses on loans--the Reserve for Losses on Nonqualifying Loans (the "NY NQL Reserve") and the Reserve for Losses on Qualifying Real Property Loans (the "NY QRPL Reserve"). The annual addition to the NY NQL Reserve must be determined under the "experience" method, while the annual addition to the NY QRPL reserve may be determined under either the experience method or the "percentage of taxable income" method (the "PTI method"). Under the PTI method, the Stock Bank's addition to the NY QRPL Reserve is equal to the excess, if any, of (i) 32% of entire net income (before the addition to the NY NQL and NY QRPL Reserves) over
(ii) the amount of the addition to the NY NQL Reserve (as determined under the experience method). Further, the addition to the NY QRPL Reserve cannot exceed the amount necessary to increase the balance of the NY QRPL Reserve to 6% of the balance of Qualifying Real Property Loans ("QRPL") outstanding at the end of the taxable year.

For New York State franchise tax purposes, the Stock Bank will not be required to include in entire net income the federal recapture income for the excess of the federal bad debt reserve at December 31, 1995 over the balances existing at December 31, 1987.

The reserve method of accounting is allowed for New York State franchise tax purposes only if (i) the Stock Bank qualifies as a thrift institution, and (ii) at least 60% of the Stock Bank's assets consists of "Qualifying Assets" (including, but not limited to, cash, U.S. Government bonds, certain mortgage loans issued to individuals, home improvement loans, and certain fixed assets). For the calendar year 1997, 74% of the Bank's assets were Qualifying Assets. We understand that, after the reorganization, the Stock Bank intends to continue to qualify as a thrift institution, as defined in the New York State Tax law, and also intends to continue to meet the 60% Qualifying Asset test.

If the Stock Bank ceases to qualify as a thrift institution or fails the 60% Qualifying Asset test, it will no longer be entitled to use the reserve method and must recapture into entire net income a portion of its bad debt reserves. The portion subject to recapture is the excess of the NY QRPL Reserve over the greater of (1) the federal QRPL Reserve as of the last day such reserve is maintained for federal income tax purposes or (2) the balance of the NY QRPL reserve which would be allowable to the taxpayer for the last taxable year the taxpayer qualifies as a thrift institution if the taxpayer computed its reserve balance under the experience method.

The amount of the Stock Bank's NY QRPL reserve balance subject to recapture is approximately $1.8 million. In the year of recapture, the Stock Bank's New York State franchise tax liability would be increased by approximately $162,000 ($1.8 million of recapture income X 9% New York State tax rate). Since it is the Stock Bank's intent to continue qualifying as a thrift institution and meet the Qualifying Asset test, a deferred tax liability for this item has not been established.


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Alternative entire net income is equal to entire net income, but without the allowance of certain deductions which are allowable in the computation of entire net income.

Both Greene County and the Holding Company will be bank holding companies subject to the New York State Franchise Tax on Banking Corporations. Holding Company and its wholly-owned subsidiary, the Stock Bank, will be required to file a combined New York State Franchise Tax on Banking Corporations return. However, Greene County will not own the requisite percentage of stock in the Holding Company (generally 80% or more) to be included in the New York combined return of Holding Company and the Stock Bank. Consequently, Greene County will file a separate New York State franchise tax return.

Entities filing on a combined basis are able to exclude from entire net income 100% of intercorporate dividends. Thus, any dividends paid by the Stock Bank to Holding Company will not be subject to New York State franchise tax. However, corporations filing on a separate return basis are able to exclude only 60% of dividends received from a more than 50% owned subsidiary. Accordingly, Greene County will be able to exclude only 60% of dividends received from Holding Company. The remaining 40% of dividends received by Greene County from Holding Company will be subject to the 9% franchise tax. If Greene County's ownership in Holding Company's common stock is 50% or less, no dividend-received deduction will be allowed.

As a Delaware holding company not earning income in Delaware, Holding Company will be exempt from Delaware corporate income tax, but will be required to file an annual report with, and pay an annual franchise tax to, the State of Delaware.

Our opinion concerning the New York State tax consequences of the reorganization is based upon facts set forth in the Plan of Reorganization and the federal opinion letter. Our analysis is limited to the New York State Franchise Tax on Banking Corporations and the New York State Personal Income Tax consequences of the reorganization, and we express no opinion regarding any other state and local, federal or foreign taxes associated with the transaction.

If you have any questions, please call John B. Rice at (212)259-2576 or Len DiMeglio at (973)829-9368.

                                                  Very truly yours,

                                                  /s/ PricewaterhouseCoopers LLP
                                                  ------------------------------
                                                  PricewaterhouseCoopers


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                           Greene County Savings Bank
   Draft of State Tax Consequences of the Reorganization Section of Prospectus
       (To be Included after Federal Tax Opinion of Page 40 of Prospectus)

The Bank has received an opinion from PricewaterhouseCoopers LLP to the effect that, for New York State tax purposes, the New York State Franchise Tax and the New York State personal Income Tax consequences of the reorganization are consistent with those described in the federal opinion letter. Both taxes adopt federal definitions of taxable income, and contain no express modification which would treat the subject transaction differently for state purposes. Accordingly, there is complete conformity between the federal income tax results of the reorganization stated in the federal opinion letter and the corresponding New York State tax treatment.




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                           Greene County Savings Bank
                  Draft of State Taxation Section of Prospectus
            (In Place of State Tax Section on Page 71 of Prospectus)


State Taxation

         New York State Taxation - General. The Company and the Bank will report income on a combined calendar year basis to New York State. New York State franchise tax on banking corporations is imposed in an amount equal to the greater of (a) 9% of "entire net income" allocable to New York State, (b) 3% of "alternative entire net income" allocable to New York State, (c) 0.01% of the average value of assets allocable to New York State, or (d) $250. Entire net income is based on federal taxable income subject to certain modifications. Alternative entire net income is equal to entire net income without certain modifications. The Mutual Company will file a separate New York State franchise tax return.


         Bad Debt Reserves. The Bank is allowed to utilize the reserve method of accounting for New York State franchise tax purposes and is required to maintain two reserve accounts--the "Reserve for Losses on Nonqualifying Loans (the "NY NQL Reserve") and the Reserve for Losses on Qualifying Real Property Loans (the "NY QRPL Reserve"). The addition to the NY NQL Reserve must be computed under the "experience method". The addition to the NY QRPL Reserve may be computed under either the experience method or the "percentage of taxable income method" (the "PTI method"). The deduction under the PTI method is equal to 32% of entire net income (before the deduction for the bad debt reserve addition), which must first be allocated to the NY NQL Reserve. The balance, if any, is the allowable addition to the NY QRPL Reserve, subject to a limitation based upon 6% of Qualifying Real Property Loans ("QRPL"). As of December 31, 1997, the Bank's NY QRPL Reserve was subject to this limitation.

         The Bank will not be subject to the six-year recapture of the excess federal bad debt reserve at December 31, 1995.


         Recapture of New York State bad debt reserves. If the Bank ceases to qualify as a "thrift institution" (as defined in the New York State tax law), or fails to hold at least 60% of its assets in "Qualifying Assets", it will no longer be entitled to use the reserve method and must recapture into entire net income a portion of its NY QRPL Reserve. The amount subject to recapture is generally equal to the excess of the NY QRPL Reserve over the federal QRPL Reserve as of December 31, 1995. The amount of the Bank's NY QRPL Reserve subject to recapture is approximately $1.8 million. Since it is the Bank's intention to continue to qualify as a thrift institution and to meet the 60% Qualifying Asset test, a deferred tax liability has not been established for the $162,000 New York State tax which would result from such failure.

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         Net Operating Loss Deductions. For New York State franchise tax purposes, the Bank is not entitled to carry back or forward net operating losses ("NOLs") incurred in taxable years ending before January 1, 2001. NOLs incurred in taxable years beginning on or after January 1, 2001 can be carried forward to the succeeding 20 taxable years. No carryback of NOLs will be permitted.


         Corporate Dividends-Received Deduction. Similar to the federal rules, the Company and the Bank will file a combined New York State franchise tax report and intercompany dividends will be eliminated. However, the Mutual Company will not own the requisite percentage (generally 80% or more) of the common stock of the Company necessary to file on a combined basis with the Company. As long as the Mutual Company owns more than 50% of the common stock of the Company, it will be eligible for a 60% dividends-received deduction. The Mutual Company will not be entitled to any dividends-received deduction if it owns 50% or less of the common stock of the Company.


         Delaware State Taxes. As a Delaware holding company not earning income in Delaware, the Company will be exempt from Delaware corporate income tax, but will be required to file an annual report with, and pay an annual franchise tax to, the State of Delaware.